FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-130817
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JUNE 1, 2006

13,355,000 SHARES

SURGE GLOBAL ENERGY, INC.

COMMON STOCK

This prospectus supplement provides updated information to certain sections set forth in the prospectus dated June 1, 2006 relating to the resale of the shares of our common stock by the selling stockholders identified in the prospectus. You should read both this prospectus supplement and the prospectus before investing in our securities.

The date of this prospectus supplement is November 3, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The discussion under Results of Operations below replaces the results of operations comparison under the heading “For the Three Months Ended March 31, 2006 Compared with the Three Months Ended March 31, 2005,” and the discussion under Liquidity and Capital Resources below updates the discussion under the heading “Liquidity and Capital Resources” in the prospectus.

Results of Operations

For The Three Month Periods Ending June 30, 2006 And June 30, 2005:

In July 2006, the Company’s interest in Signet’s operations declined to less than 50% (see Note D). As a result, the Company presents its Signet results as discontinued operations. Our remaining continuing operations now consist of expenses related solely to our corporate administrative activities.

The Company had no revenues in the three months June 30, 2006 or 2005 other than gain on warrant revaluation during the three months ended June 30, 2006 and interest income. Total operating expenses for the three months ended June 30, 2006 compared to 2005 increased by $374,000 to $1.553 million from $1.179 million in the prior period. Included within the $374,000 increase is $287,000 in higher employee option expense, $86,000 in increased payroll and related and $1,000 in increased depreciation expense.

In the three months ended June 30, 2006, non-cash income of $3.016 million was recorded to reflect the costs of the reevaluation of warrants issued in November, 2005 and March, 2006 due to EITF 0019 and FASB 133 rules which require valuation updates at each quarterly reporting period based on the value of the warrants computed using the Black Scholes method.

Interest income, net of interest expense for the three months ended June 30, 2006 increased by $463,000 to $18,000 from ($445,000) in expense in 2005. The 2005 interest expense of $445,000 was due primarily to the March 2005 Convertible Note financing in the amount of $1,710,000. That debt was converted to common stock in August 2005.

Discontinued operation expenses related to Signet increased by $1.058 million for the three months ended in June 30, 2006 compared to zero in the prior period due to the less than 50% control (see Note D).

Foreign currency translation adjustment in 2006 was a gain on translation of $323,000 compared with a loss of $24,000 in 2005. Foreign subsidiary activity and related foreign currency translation results commenced in February 2005 when Signet Energy, Inc. (formerly Surge Global energy (Canada) Ltd. began operations.

Income available to common stockholders increased by $2,627 million from a loss of ($1.624) million in 2005 to income of 1,003 million in 2006 as a result of all the factors described above. The $1,003 million income for the three months ended June 30, 2006 was after an offset of $580,000 in Signet’s share of the loss (loss applicable to minority interest).

For The Six Month Periods Ending June 30, 2006 And June 30, 2005:

The Company had no revenues in the six months June 30, 2006 or 2005 other than gain on warrant revaluation during the three months ended June 30, 2006 and interest income. Total operating expenses for the six months ended June 30, 2006 compared to 2005 increased by $854,000 to $3,415,000 from $2,561,000 in the prior period.

Included within the $854,000 increase is ($163,000) in net lower selling, general and administrative costs offset by $1.016 million in higher employee option costs and $1,000 in increased depreciation expense.

In 2006, a non-cash expense of $650,000 was recorded to reflect the costs of the reevaluation of warrants issued in November, 2005 and March, 2006 due to EITF 0019 and FASB 133 rules which require valuation updates at each quarterly reporting period based on the value of the warrants computed using the Black Scholes method.

Interest income, net of interest expense for the six months ended June 30, 2006 increased by $543,000 to $25,000 from ($518,000) in expense in 2005. The 2005 interest expense of $518,000 was due primarily to the March 2005 Convertible Note financing in the amount of $1,710,000. That debt was converted to common stock in August 2005.

Discontinued operation expenses related to Signet increased by $2.026 million for the six months ended in June 30, 2006 compared to zero in the prior period due to the less than 50% control (see Note D).

Foreign currency translation adjustment in 2006 was a gain on translation of $338,000 compared with a loss of $25,000 in 2005. Foreign subsidiary activity and related foreign currency translation results commenced in February 2005 when Signet Energy, Inc. (formerly Surge Global energy (Canada) Ltd. began operations.

Loss available to common stockholders increased by $1.867 million from a loss of $3.080 million in 2005 to $4.947 million in 2006 as a result of all the factors described above. The $4.947 million first six month loss was after an offset of $1.119 million in Signet’s share of the loss (loss applicable to minority interest).

Liquidity and Capital Resources

Current Position

As of June 30, 2006, we had a surplus in working capital of $1.163 million for continuing operations. For the six months ended June 30 2006 we had a net cash flow deficit of ($1.616) million, consisting primarily of year to date losses of ($4.947) million less non-cash adjustments of $3.447 million.

For the six months ended June 30, 2006, the Company had no cash flow from investing activities from continuing operations for the six months ended. Discontinued operations expended $1.382 million for oil and gas development costs during the period.

For the six months ended June 30, 2006, cash flow from financing activities was $1.800 million in common stock proceeds for continuing operations. Discontinued operations had no financing activity during the period.

For the six months ended June 30, 2006, the effect of exchange rates on cash and cash equivalents was $267,000.

In the six months ended June 30, 2005, we had a loss from continuing operations of $3.080 million and a working capital deficiency of $1.339 million.

We believe that we will be successful in meeting the working capital needs to fund the current level of operating activities, capital expenditures and debt and other obligations through the next twelve months. However, if during that period or thereafter, the Company is not successful in generating sufficient capital resources, on terms acceptable to the Company, this could have a material adverse effect on the Company's business, results of operations liquidity and financial condition.

While the Company has continued to raise capital to meet its working capital requirements, additional financing is required in order to meet future needs. There are no assurances the Company will be successful in raising the funds required and any equity raised would be substantially dilutive to existing shareholders.

DESCRIPTION OF BUSINESS

Recent Developments

In April 2006, the Company established Cold Flow Energy ULC (“Cold Flow”) as a new wholly owned subsidiary based in Alberta, Canada to exploit oil and gas opportunities. Cold Flow currently has no assets, liabilities, contractual obligations or operating history through the six months ended June 30, 2006.

On May 30, 2006, our SB-2 registration was declared effective to sell 13,355,000 shares of unrestricted stock.

On June 28, 2006, the Company terminated Jamie Schloss and appointed William Greene as Chief Financial Officer on June 30, 2006. From August 2004 until becoming our Chief Financial Officer, Mr. Greene provided SEC compliance, stock registration and equity financing services for various publicly held companies including Surge Global Energy, Inc. From February 2004 through August 2004, he served as a Vice President of Entech Environmental, where his primary duties were investor relations, SEC compliance and equity financing support. Prior to joining Entech Environmental, he was self employed as a consultant regarding accounting and financial reporting matters. From November 1999 through November 2001, Mr. Greene was an associate at Resources Connection, where his team leader responsibilities were financial reporting, accounting and financial modeling. Commencing his career as a staff auditor with Arthur Andersen & Company in 1980, Mr. Greene then served as Controller for a variety of high tech manufacturing and marketing companies. Mr. Greene obtained his Bachelor of Science degree in Business Administration, with a concentration in accounting, from California State University, Dominguez Hills.

We entered into a one-year employment agreement with Mr. Greene to serve as our Chief Financial Officer, effective as of June 30, 2006. He will receive an annual salary of $180,000, plus medical benefits. He will earn 400,000 options with a ten year term at an exercise price of $1.11 per share, vesting monthly on a pro rata basis over a three-year period, and otherwise subject to our employee stock option plan. If Mr. Greene is terminated without cause or as a result of a change in control, then all outstanding options become vested immediately.

On July 7, 2006, Signet Energy, Inc. (“Signet”) completed the sale of 16,513,000 shares of common stock of their company for a total purchase price of C$18,989,950. The shares were sold by Signet to an undisclosed number of individual investors in the United States and Canada pursuant to separate subscription agreements with Signet and the private placement was co-lead by RBC Capital Markets ("RBC") and MGI Securities Inc. The use of proceeds includes the continuation of the drilling program, resource delineation, and production testing, at the Sawn Lake Oil Sands Development in Alberta, Canada, as well as land acquisition and for general corporate purposes. The Company did not and will not receive any of the consideration paid to Signet. As a result of Signet’s sale of stock, Surge no longer controls over 50% of the voting stock of Signet, Surge’s new voting interest is now 47.15 percent until February 2007 (fully diluted voting interest of 35.13 percent assumes exercise of all outstanding warrants, conversion of all convertible debt and options are issued and exercised). Surge currently owns a 27.3 percent equity interest in Signet (fully diluted equity interest is 20.35 percent). Due to the less than 50% voting interest of Signet, the Company presents Signet results as a discontinued operation effective June 30, 2006.

On July 17, 2006 Signet announced the Government of Alberta had issued the required licenses to drill the next three vertical and horizontal wells in the Bluesky Formation of the Sawn Lake area. Signet is anticipating the completion to drill and test these next three wells by year ended 2006.

On August 1, 2006, David Perez, Chet Idziszek and Daniel Schreiber were re-elected to its Board of Directors as a result of the Annual Meeting held on July 27, 2006. In addition, two newly elected directors, Kenneth Druck, Ph.D. and Stephen Sharpe were added to its Board of Directors. Russell Bedford Stefanou Mirchandani LLP were appointed as independent accountants for the Company for the fiscal year ending December 31, 2006.

On August 15, 2006, Signet commenced the drilling on the second well. This is the first of two additional wells that Signet drilled in the past 75 days in the Bluesky Formation of the Sawn Lake area.

Effective on October 11, 2006, Stephen Sharpe resigned from our Board of Directors. On October 11, 2006, Thomas A. Page, Richard Collato, and John Stiska were appointed to our Board of Directors. Each of the new directors will chair a committee of the Board of Directors, with Mr. Stiska chairing the Audit Committee, Mr. Page the Compensation Committee, and Mr. Collato the Nominating and Governance Committee. In addition, Mr. Stiska and Mr. Collato will serve as members of the Compensation Committee, and Mr. Page will serve as a member of the Audit Committee.

On October 23, 2006, our Board of Directors approved and adopted the Amended and Restated Bylaws of Surge Global Energy, Inc. The Amended and Restated Bylaws include, among other things, revisions that: (i) update our Bylaws to conform to the provisions of the Delaware General Corporation Law, including the giving of notice by means of electronic transmission and the holding of meetings by means of remote communication; (ii) update the descriptions, manner of appointment and related corporate indemnification obligations for various categories of officers; (iii) provide the special meetings of the stockholders may be called only by our Chairman of the Board, our President, or our Board of Directors; and (iv) make other technical changes to more closely conform our Bylaws to the language of the Delaware General Corporation Law. The description of the Amended and Restated Bylaws is qualified in its entirety by reference to the Amended and Restated Bylaws as filed in our October 25 8-K.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of October 12, 2006:

Name	Age	Position	Date first elected or appointed
David Perez	43	Chief Executive Officer and Chairman of the Board	November 20, 2004
William Greene	50	Chief Financial Officer	June 30, 2006
Chet Idziszek	59	Director	August 5, 2002
Daniel Schreiber (1)	40	Director	March 22, 2006
Kenneth Druck, Ph.D (1)	57	Director	July 27, 2006
Thomas A. Page (2)	73	Director	October 11, 2006
Richard Collato (1)	63	Director	October 11, 2006
John Stiska (2)	64	Director	October 11, 2006

(1)    Current member of our Nominating and Governance Committee and Compensation Committee.
(2)    Current member of our Audit Committee and Compensation Committee.

Our directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. On January 31, 2006, Fred W. Kelly resigned as our Chief Executive Officer. David Perez was appointed as our Chief Executive Officer and continues to be our Chairman of the Board and is as a director of Signet. Mr. Perez served as our Chief Operating Officer since November of 2004. Also on January 31, 2006, Frederick C. Berndt resigned as a member of our Board of Directors. William P. Nicoletti, was appointed to replace Mr. Berndt. John D. Lane was also appointed to our Board of Directors, but subsequently resigned on April 4, 2006. On March 22, 2006, we appointed Daniel Schreiber and Barry Nussbaum to serve on our board. On June 26, William P. Nicoletti resigned as a member of our Board of Directors. On June 28, 2006, E. Jamie Schloss was terminated as Chief Financial Officer and William Greene appointed as the CFO replacement. On July 27, 2006 Stephen Sharpe and Kenneth Druck were elected as members of our Board of Directors at the annual shareholder meeting replacing Mr. Schloss and Mr. Nussbaum. On October 11, 2006, Stephen Sharpe resigned as a member of our Board of Directors. On October 11, 2006, we appointed Thomas A. Page, Richard Collato, and John Stiska to our Board of Directors.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director and executive officer, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

David Perez, Chairman of the Board and Chief Executive Officer

Mr. Perez has served on our Board of Directors since November 2004, and has served as our Chief Executive Officer since January, 2006. Prior to becoming our Chief Executive Officer he served as our Chief Operating Officer. Mr. Perez has over 24 years of entrepreneurial and executive management experience. In 1986, Mr. Perez was the President and Co-Founder of Cellular Solutions Ltd., a wireless software development company. In 1990, Cellular Solutions Ltd. was sold to TeleSciences Inc., and Mr. Perez remained President of Cellular Solutions. From 1990 to 1992 Mr. Perez ran the TeleSciences wireless billing and operation support systems group. From 1992 to 1995, Mr. Perez provided consulting services for business development, customer acquisition and operational support systems for TeleSciences and other large telephone and cable TV operators. In 1994, Mr. Perez founded and became CEO of COM2001 Corporation, also known as Alexis Communications, Inc., a developer of unified communications software for Application Service Providers (ASPs) and small- to large-scale enterprises. Mr. Perez continued in various executive positions at COM2001/Alexis Communications until 2001. Since 2001, Mr. Perez has been providing business development and private equity consulting services to venture capital groups and investment banks. Since October 2003, Mr. Perez has also been providing consulting services to companies engaged in mining, oil and gas exploration. Mr. Perez is also the Founder and President of the 2 Life 18 Foundation, Inc., a nonprofit public charity that assists the needy at times of natural disasters. Mr. Perez is also a member of the Board of Directors of our subsidiary, Signet Energy, Inc.

William Greene, Chief Financial Officer

From August 2004 until becoming our Chief Financial Officer, Mr. Greene provided SEC compliance, stock registration and equity financing services for various publicly held companies including Surge Global Energy, Inc.  >From February 2004 through August 2004, he served as a Vice President of Entech Environmental, where his primary duties were investor relations, SEC compliance and equity financing support.  Prior to joining Entech Environmental, he was self employed as a consultant regarding accounting and financial reporting matters.  From November 1999 through November 2001, Mr. Greene was an associate at Resources Connection, where his team leader responsibilities were financial reporting, accounting and financial modeling.  Commencing his career as a staff auditor with Arthur Andersen & Company in 1980, Mr. Greene then served as Controller for a variety of high tech manufacturing and marketing companies. Mr. Greene obtained his Bachelor of Science degree in Business Administration, with a concentration in accounting, from California State University, Dominguez Hills.

Chet Idziszek, Director

Mr. Idziszek has served on our Board of Directors since August 2002. He is the President and Chairman of Oromin Explorations, Inc., which holds the mineral rights to the Santa Rosa Dome Concession in Argentina. Mr. Idziszek is a geologist and business executive with extensive experience in the mining and precious metals businesses. During his distinguished career, Mr. Idziszek has also served as President of Prime Explorations Ltd., the exploration arm for the Prime Group of Companies, and as Vice President and Exploration Manager for New Jersey Zinc Exploration Co. (Canada) Ltd. In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek gold deposit in Canada, and in 1994 he received the prestigious “Prospector of the Year” award in recognition for the major role he played in the Eskay Creek project as well as for his leadership of Adrian Resources, Ltd. during the exploration and development of the Petaquilla copper-gold-silver-moly deposits in the Republic of Panama. Mr. Idziszek serves on the Board of Directors of IMA Exploration Inc., Lund Gold Ltd., Madison Minerals Inc. and Yukon Gold Corporation, Inc.

Daniel Schreiber, Director

Mr. Schreiber joined our Board of Directors in March 2006 and is a member of our Nominating and Governance Committee and our Compensation Committee. Mr. Schreiber is Chief Executive Officer of Granite Financial Group which he founded in 1997. In his current capacity, Mr. Schreiber sources and structures corporate finance transactions, and oversees the firm’s investment banking team which has placed over $500 million in debt and equity securities. Prior to establishing Granite Financial Group, Mr. Schreiber served as a Vice President for Torrey Pines Securities, Inc., where he specialized in corporate finance transactions, including secondary offerings. Before that, Mr. Schreiber was a Senior Vice President with Lehman Brothers where he was a member of the firm’s prestigious Directors Council. Mr. Schreiber has been a registered investment professional since 1987 and is a graduate of the University of Maryland with a degree in Finance.

Kenneth Druck, PhD., Director

Dr. Kenneth Druck, Ph.D, joined our board in July 2006 and is a member of our Nominating and Governance Committee and Compensation. Dr. Druck is an organizational consultant, teambuilding specialist, executive coach, master facilitator, speaker and author. He is the founder of Druck Enterprises, Inc., and has served as its Chief Executive Officer since 1988. His clients have included Sempra Energy, Pfizer, Microsoft, Pharmacia, Titan and IBM. Dr. Druck also founded and served as the Executive Director and Chairman of the Board of the Jenna Druck Foundation from 1996 to 2006. He is the recipient of many civic and community awards including the “Visionary Leadership,” “Distinguished Contribution to Psychology” and “Family Advocate of the Year” for his humanitarian work. Dr. Druck received his Bachelor of Arts from Hofstra University and his Ph.D. in clinical psychology from the Fielding Institute.

Thomas A. Page, Director

Thomas A. Page joined our Board of Directors on October 11, 2006 and is chair of our Compensation Committee and a member of our Audit Committee. Mr. Page was the former Chairman of the Board of Enova Corporation and CEO of San Diego Gas & Electric Company (SDG&E). Prior to the holding company formulation in 1996. Mr. Page was SDG&E’s Chairman, President and CEO. Both of these corporations are now a part of Sempra Energy Corporation (NYSE: SRE) a Fortune 500 company (2005 revenues at $11.7 billion), resulting from the strategic 1998 merger with Pacific Enterprises Corporation (Southern California Gas Company) creating the largest customer based utility in North America. Mr. Page joined SDG&E in 1978 as Executive Vice President and Chief Operating Officer. In 1981 Mr. Page was elected president and Chief Executive Officer, and in 1983 was elected as Chairman of the Board of Directors. Prior to joining SDG&E Mr. Page held executive positions at Gulf States Utilities in Beaumont, Texas. Prior to being employed in the Energy sector Mr. Page was a Structural Engineer and served as an officer in the United States Air Force. Tom earned his Bachelor of Science degree in civil engineering and his Masters degree in Industrial Administration from Purdue University, where Mr. Page was awarded a Doctorate in management in 1994. Mr. Page has been licensed as a Professional Engineer and as a Certified Public Account. Mr. Page has been active in numerous industrial, community and statewide organizations. Among his current activities he is the director of the San Diego Regional Economic Development Corporation, director of Community Bancorp, Community National Bank, SYS Technologies (AMEX:SYS), advisory director of Waveland Energy and Sorrento Ventures.

Richard Collato, Director

Richard Collato joined our Board of Directors on October 11, 2006 and is chair of our Nominating and Governance Committee and a member of our Compensation Committee. Mr. Collato is currently the President and Chief Executive Officer of the YMCA of San Diego County since January, 1981. The YMCA of San Diego County is the 2nd largest YMCA in the United States (over $114 million in annual revenues, more than 4,500 employees and 240,000 members and participants). Mr. Collato is currently a director for two public companies: Sempra Energy where he chaired the Audit Committee Chair for the 3 years and currently serves on the Governance and Compensation Committees, and WD-40 (NASDAQ: WDFC) currently serving on Audit and Compensation Committees. He is also director for Project Design Consultants, a San Diego based civil engineering company and Microvision Optical as well as a Trustee, Vice Chairman of the Board, Chair of the Governance Committee and member of Investment, Compensation and Executive Committees, of the $4 billion YMCA Retirement Fund headquartered in New York City. Mr. Collato was born and raised in Brooklyn, N.Y., and following his assignment in New York at the YMCA in which he grew up, he was asked to relocate to the west coast at age of 26 to become the nation’s youngest YMCA executive director at that time, serving the YMCA of Orange County. Mr. Collato was a member of the San Diego Downtown Rotary Club from 1981 to August, 2002. Mr. Collato was named “Director of the Year 2002” by the Corporate Directors Forum. He is a graduate from Pepperdine University School of Business having earned his MBA Degree in Management. Mr. Collato also earned a Bachelor’s Degree is in Business Administration with a major in finance and insurance.

John Stiska, Director

John Stiska joined our Board of Directors on October 11, 2006 and is chair of our Audit Committee and a member of our Compensation Committee. Mr. Stiska is currently the Chairman of Commercial Bridge Capital, LLC, a venture lending fund formed in 1999, Principal. He is also a Principal of Regent Partners, LLC and serves as a Senior Advisor of Agility Capital. In May 2002 he was elected CEO of JNI Corp. (NASDAQ:JNIC) to serve on an interim basis after termination of the company’s CEO. Upon the election of the new CEO, Stiska was elected and continued to serve as Chairman of the Board and Chairman of the Corporate Governance Committee until JNI was acquired by Applied MicroCircuits Corp (NASDAQ:AMCC). From December 2002 through June 2005 he was on the Board of Directors of Venture Holdings, a Detroit based supplier to the auto OEM’s and parent of Peguform Europe and its subsidiaries in Germany, France, Czech Republic and Spain. He joined QUALCOMM, Incorporated (NASDAQ:QCOM) in February 1996 as Corporate Senior Vice President and in January 1997 was given the additional responsibility of General Manager of the Technology Applications Group, positions he retained until leaving the company in mid-1998 to form DC Acquisition From 1998 through June 2000 he was Of Counsel to the law firm of Latham & Watkins. Prior to joining QUALCOMM, Mr. Stiska was Chairman & CEO from 1993 to 1996 of Triton Group, Ltd. (ASE:TGL), an operating holding company based in San Diego. Before joining Intermark, Inc. and Triton Group, Ltd. in 1990, he was a practicing lawyer for 20 years: Partner in the San Diego office of Brobeck, Phleger & Harrison from 1987 to 1990; partner and founder of the corporate department of Aylward, Kintz, Stiska, Wassenaar and Shannahan from 1981 to 1987; and, associate and partner at Luce, Forward, Hamilton & Scripps. In February 1998 Mr. Stiska received the Aware of Director of the Year for Companies in Transition from the Corporate Directors Forum of San Diego. John attended the University of Wisconsin where he earned his BBA in 1965 and his law degree (JD) in 1970.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Employment Agreements

We have employment agreements with our executives. In addition to salary and benefit provisions, the agreements include defined commitments in the event that the executives terminate the employment with or without cause.

David Perez, Chief Executive Officer: On November 30, 2004, we entered into a five year employment agreement with David Perez, our Chief Executive Officer. The term extends to ten years if net income before income taxes, as adjusted, exceeds $1,500,000 during any of the first three fiscal years ending on or after January 1, 2005. Base compensation will be $250,000 per year, with increases subject to the board or the compensation committee’s discretion. The performance bonus is equal to 5% of net income before income taxes, as adjusted, in excess of $500,000 for each fiscal year. Mr. Perez also receives an automobile allowance, term life insurance on his behalf, reimbursement of incurred legal expenses and other benefits. His stock options include 3,000,000 shares of common stock at an exercise price of $0.65 per share. The option has a life of ten years. 1,000,000 of these shares vested immediately with the balance vesting monthly over two years. Other stock options include 600,000 shares of common stock at an exercise price of $0.65 per share with a ten year life and vesting monthly over three years. In connection with his appointment to our board on November 4, 2004, Mr. Perez was granted a five-year option to purchase 400,000 shares of common stock at an exercise price of $0.65 per share with 275,000 shares vesting immediately and the remaining 125,000 shares vesting on November 4, 2005. For any additional equity we issue, Mr. Perez is entitled to receive additional options for a number of shares equal to 14.3% of, subject to exceptions for stock dividends, stock splits, shares issued to employees, directors and consultants pursuant to board-approved compensation plans, shares issued in a public offering, shares issued for business combinations and up to 200,000 shares issued to certain vendors. The additional options exercise price is equal to the price the issued securities sold or deemed sold, immediately vest and have a ten year life. All options are subject to Mr. Perez’s continuing service.

William Greene, Chief Financial Officer: In connection with his appointment as our Chief Financial Officer, we entered into a one-year employment agreement with Mr. Greene. He will receive an annual salary of $180,000, plus medical benefits. He will earn 400,000 options with a ten year term at an exercise price of $1.11 per share, vesting monthly on a pro rata basis over a three-year period, and otherwise subject to our employee stock option plan. If Mr. Greene is terminated without cause or as a result of a change in control, then all outstanding options become vested immediately.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Owners / Management

The following table sets forth certain information regarding the beneficial ownership of our common stock held as of October 17, 2006, by:

•       each of the named executive officers;

•       each director;

•       all of our current directors and executive officers as a group; and

•       each person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

For purposes of this table, a person is deemed to be the “beneficial owner” of the number of shares of common stock that such person has the right to acquire within 60 days of October 17, 2006, through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

Percentage ownership is based on an aggregate of 27,587,097 shares of our common stock outstanding on October 17, 2006. The table is based upon information provided by officers, directors and principal stockholders in documents filed with the Commission. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock beneficially owned by them. Unless otherwise indicated, the address for each person is c/o Surge Global Energy, Inc., 12220 El Camino Real, Suite 410, San Diego, CA 92130.

Name of Beneficial Owner	Number of Shares	Percent of Class
5% or Greater Stockholders:
Steven Heard(1)	2,530,000	9.17%
Mark C. Fritz(2)	2,713,500	9.55%
Frederick C. Berndt(3)	2,400,000	8.70%
Jack Zemer(4)	1,500,000	5.25%
E. Jamie Schloss(5)	2,711,111	9.75%
Directors and Executive Officers:
David Perez(6)	4,337,853	13.59%
Chet Idziszek(7)	1,849,100	6.61%
Daniel Schreiber(8)	111,111	*
Ken Druck (9)	200,000	*
Richard Collato (10)	287,500	1.03%
Thomas A. Page (11)	100,000	*
John Stiska (12)	100,000	*
William Greene (13)	77,778	*
All directors and officers as a group(14)	7,063,342	21.27%

*	Less than 1%

(1)	Mr. Heard’s address is: 9638 104th Avenue N., Largo, FL 33771. Includes 35,000 shares owned by Mr. Heard’s minor child, over which Mr. Heard possesses voting and investment control.

(2)	Mr. Fritz’s address is 1632 Ben Fulton Road, North Lawrence, OH 44666. Includes 837,500 shares underlying derivatives exercisable within 60 days.

(3)	Mr. Berndt’s address is 5459 East Blvd. NW., Canton, Ohio 44718.

(4)	Includes 1,000,000 shares underlying derivatives exercisable within 60 days. Mr. Zemer’s address is 1227 Prospect Avenue, La Jolla, California 92037.

(5)	Includes 211,111 shares underlying derivatives exercisable within 60 days, 211,111 of which are held by Mr. Schloss. Mr. Schloss’ address is 73173 Amber Street, Palm Desert, CA 92260.

(6)	Represents 4,337,853 shares underlying derivatives exercisable within 60 days.

(7)	Includes 400,000 shares underlying derivatives exercisable within 60 days and 894,500 shares owned by Irie Isle, Ltd., an affiliated company of Mr. Idziszek.

(8)	Includes 111,111 shares underlying derivatives exercisable within 60 days.

(9)	Represents 200,000 shares underlying derivatives exercisable within 60 days.

(10)	Represents 287,500 shares underlying derivatives exercisable within 60 days.

(11)	Includes 100,000 shares underlying derivatives exercisable within 60 days.

(12)	Includes 100,000 shares underlying derivatives exercisable within 60 days.

(13)	Includes 77,778 shares underlying derivatives exercisable within 60 days.

(14)
Includes 5,614,242 shares underlying derivatives exercisable within 60 days held by the officers, directors and their affiliates, 894,500 shares owned by Irie Isle, Ltd., an affiliated company of Mr. Idziszek.

Signet Energy, Inc.

The following table sets forth certain information regarding the beneficial ownership of the common stock of our former subsidiary, Signet Energy, Inc., as of October 17, 2006, by each of the named executive officers, each director and each nominee for director and all of our current directors and executive officers as a group.

Percentage ownership is based on an aggregate of 42,313,000 shares of Signet Energy, Inc. common stock outstanding on October 12, 2006. The table is based upon information provided by our officers and directors. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock beneficially owned by them. Unless otherwise indicated, the address for each person is c/o Surge Global Energy, Inc., 12220 El Camino Real, Suite 410, San Diego, California 92130.

Name of Beneficial Owner	Number of Shares	Percent of Class
Director and, Executive Officers:
David Perez	850,000	2.01%
Chet Idziszek	—	—
Daniel Schreiber	—	—
Ken Druck	—	—
Richard Collato	—	—
Thomas A. Page	—	—
John Stiska	—	—
William Greene	—	—
All current directors and officers as a group	850,000	2.01%

INDEX TO FINANCIAL INFORMATION

Page No.
Condensed Consolidated Balance Sheets at June 30, 2006	11
Condensed Consolidated Statements of Losses at Three Months Ended March 31, 2006 and 2005 and at Six Months Ended June 30, 2006 and 2005, and for the period from January 1, 2005 (date of inception of development stage) through June 30, 2006	12
Condensed Consolidated Statements of Deficiency in Stockholders’ Equity For the period from January 1, 2005 (date of inception of development stage) through June 30, 2006	13-14
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006 and 2005, and for the period from January 1, 2005 (date of inception of development stage) through June 30, 2006	15-16
Notes to Unaudited Condensed Consolidated Financial Information at June 30, 2006	17-31

The financial statements provided herein and the notes thereto replace the interim financial statements and related notes in the prospectus dated June 1, 2006 in their entirety.

PART 1 FINANCIAL STATEMENTS (UNAUDITED)

SURGE GLOBAL ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED BALANCE SHEET

Unaudited
JUNE 30, 2006 (Restated)
ASSETS
Current assets:
Cash and cash equivalents	$1,554,870
Current assets of discontinued operations (Note D)	5,786,525
Prepaid expense	39,241
Total current assets	7,380,636

Property and equipment, net	6,366

Non-current assets of discontinued operations (Note D)	12,650,468

Total Assets	$20,037,470

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$431,504
Current liabilities of discontinued operations (Note D)	396,443
Total current liabilities	827,947

Warrant liability (Note E)	2,824,240
Non-current liabilities of discontinued operations (Note D)	8,170,027
Total long-term liabilities	10,994,267

Minority interest (Note J)	5,214,381

Commitment and contingencies

Stockholders' equity:
Preferred stock, par value $.001 per share; 10,000,000 shares authorized:
Series A - none issued and outstanding (Note G)	-
Series B - none issued and outstanding (Note G)	-
Common stock, par value $.001 per share; 75,000,000 shares authorized; 27,187,097 shares issued and outstanding (Note G)	27,170
Additional paid-in capital	28,837,658
Accumulated other comprehensive income (loss):
Foreign currency translation adjustment	152,142
Accumulated deficit	(12,337,512)
Deficit from inception of development stage	(13,678,583)
Total stockholders' equity	3,000,875

Total liabilities and stockholders' equity	$20,037,470

See accompanying footnotes to unaudited consolidated financial statements

SURGE GLOBAL ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF LOSSES
(UNAUDITED)
					For the period from January 1, 2005 (date of
	For the Three Months Ended June 30,		For the Six Months Ended June 30,		inception of development stage) through
	2006 (Restated)	2005	2006 (Restated)	2005	June 30, 2006 (Restated)
Operating expenses:
Selling, general and administrative expenses	$480,322	$394,428	$899,909	$1,063,580	$2,509,059
Amortization of deferred compensation	-	-	-	-	3,039,038
Stock based compensation	1,071,755	784,744	2,513,122	1,497,488	2,513,122
Depreciation and amortization	879	322	1,758	322	4,182
Oil and Gas Property impairment	-	-	-	-	25,000
Total operating expenses	1,552,956	1,179,494	3,414,789	2,561,390	8,090,401

Loss from operations	(1,552,956)	(1,179,494)	(3,414,789)	(2,561,390)	(8,090,401)

Net gain (loss) on revaluation of warrant liability (Note E)	3,015,820	-	(650,040)	-	(579,140)
Interest income (expense), net	18,133	(444,970)	24,550	(518,169)	(1,673,201)

Income (loss) before income taxes, discontinued operations and minority interest	1,480,997	(1,624,464)	(4,040,279)	(3,079,559)	(10,342,742)

Provision for income taxes	-	-	-	-	-
Income (loss) before discontinued operations	1,480,997	(1,624,464)	(4,040,279)	(3,079,559)	(10,342,742)
(Loss) from discontinued operations (Note D)	(1,057,609)	-	(2,026,122)	-	(7,014,937)
Loss applicable to minority interest from discontinued operations (Note J)	579,952	-	1,119,027	-	3,679,096

Income (loss) available to common stockholders	$1,003,340	$(1,624,464)	$(4,947,374)	$(3,079,559)	$(13,678,583)

Other comprehensive gain (loss) on foreign currency translations	322,919	(24,079)	337,556	(24,979)	152,142

Comprehensive net income (loss)	$1,326,259	$(1,648,543)	$(4,609,818)	$(3,104,538)	$(13,526,441)

Income (loss) per common share - basic	$0.04	$(0.07)	$(0.19)	$(0.13)	$(0.58)
Income (loss) per common share - dilutive	$0.03	$(0.07)	$(0.19)	$(0.13)	$(0.58)
Continuing operations - basic	$0.05	$(0.07)	$(0.15)	$(0.13)	$(0.44)
Continuing operations - dilutive	$0.05	$(0.07)	$(0.15)	$(0.13)	$(0.44)
Discontinued operations- basic and dilutive	$(0.04)	$-	$(0.08)	$-	$(0.30)

Weighted average shares outstanding- basic	27,047,866	23,467,097	26,664,611	23,437,263	23,437,263
Weighted average shares outstanding- dilutive	31,788,777	23,467,097	26,664,611	23,437,263	23,437,263

See accompanying footnotes to unaudited consolidated financial statements

SURGE GLOBAL ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND FOR THE PERIOD FROM JANUARY 1, 2005 (DATE OF INCEPTION OF DEVELOPMENT STAGE) THROUGH JUNE 30, 2006
	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Common Stock Subscription	Foreign Currency Translation Adjustment (Restated)	Accumulated Deficit during Development Stage	Accumulated Deficit	Total
Balance at January 1, 2005	-	$-	23,367,097	$23,367	$18,996,881	$(7,020,985)	$-	$-	$-	$(12,337,512)	$(338,248)
Issuance of common stock in February 2005 in exchange for stock options exercised at $0.25 per share	-	-	100,000	100	24,900	-	-	-	-	-	25,000
Issuance of common stock in August 2005 in exchange for cash, net of costs and fees at $1.00 per share	-	-	300,000	300	299,700	-	-	-	-	-	300,000
Issuance of common stock in August 2005 in exchange for conversion of convertible notes payable at $1.00 per share	-	-	1,675,000	1,675	1,673,325	-	35,000	-	-	-	1,710,000
Issuance of common stock in October 2005 in exchange for convertible notes converted in August 2005	-	-	35,000	35	34,965	-	(35,000)	-	-	-	-
Issuance of common stock in November 2005 in exchange for cash, net of costs and fees at $1.00 per share	-	-	800,000	800	799,200	-	-	-	-	-	800,000
Beneficial conversion feature in connection with issuance of convertible notes payable	-	-	-	-	1,022,492	-	-	-	-	-	1,022,492
Value of warrants attached to convertible notes payable	-	-	-	-	629,192	-	-	-	-	-	629,192
Foreign currency translation adjustment	-	-	-	-	-	-		(185,414)	-	-	(185,414)
Amortization of deferred compensation	-	-	-	-	-	3,039,038	-	-	-	-	3,039,038
Valuation of warrant liabilities in connection with private placement					(2,245,100)						(2,245,100)

SURGE GLOBAL ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
AND FOR THE PERIOD FROM JANUARY 1, 2005 (DATE OF INCEPTION OF DEVELOPMENT STAGE) THROUGH JUNE 30, 2006

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Common Stock Subscription	Foreign Currency Translation Adjustment (Restated)	Accumulated Deficit during Development Stage	Accumulated Deficit	Total
Other stock options awards granted pursuant to employment agreement	-	-	-	-	202,418	-	-	-	-	-	202,418
Increase in value of investment in Signet Energy, Inc.	-	-	-	-	6,890,785	-	-	-	-	-	6,890,785
Net loss	-	-	-	-	-	-	-	-	(8,731,209)	-	(8,731,209)
Balance at December 31, 2005	-		$26,277,097	$26,277	$28,328,758	$(3,981,947)	$-	$(185,414)	$(8,731,209)	$(12,337,512)	$3,118,954
Reverse of unamortized deferred compensation upon adoption of SFAS 123R	-	-	-	-	(3,981,947)	3,981,947	-	-	-	-	-
Common stock subscribed in March 2006 at $1.50 per share	-	-	-	-	-	-	1,800,000	-	-	-	1,800,000
Employee stock option expense	-	-	-	-	1,441,367	-	-	-	-	-	1,441,367
Foreign currency translation adjustment	-	-	-	-	-	-		14,637	-	-	14,637
Net loss	-	-	-	-	-	-	-	-	(5,950,714)	-	(5,950,714)
Balance at March 31, 2006	-	$-	26,277,097	$26,277	$25,788,178	$-	$1,800,000	$(170,777)	$(14,681,923)	$(12,337,512)	$424,243
Issuance of common stock in April 2006 in exchange for cash, net of costs and fees at $1.50 per share	-	-	1,200,000	1,200	1,798,800	-	(1,800,000)	-	-	-	-
Shares returned and cancelled related to the acquisition of Phillips & King International Inc. during August 2000	-	-	(450,000)	(450)	450	-	-	-	-	-	-
Issuance of common stock in exchange for convertible notes in subsidiary	-	-	160,000	143	178.475	-	-	-	-	-	178,618
Employee stock option expense					1,071,755						1,071,755
Foreign currency translation adjustment								322,919			322,919
Net income									1,003,340		1,003,340
Balance at June 30, 2006	-	$-	27,187,097	$27,170	$28,837,658	$-	$-	$152,142	$(13,678,583)	$(12,337,512)	$3,000,875

See accompanying notes to unaudited consolidated financial information

SURGE GLOBAL ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 AND FOR THE PERIOD FROM JANUARY 1, 2005 (DATE OF INCEPTION OF
DEVELOPMENT STAGE) THROUGH JUNE 30, 2006
(UNAUDITED)

			For the period from
			January 1, 2005 (date
			of inception of
			development stage)
	2006	2005	through June 30, 2006

Cash flows from operating activities	(1,615,686)	(1,769,440)	(3,374,414)

Cash flows from investing activities	(1,381,597)	(4,911)	(5,364,032)

Cash flows from financing activities	1,800,000	1,735,000	15,493,173

Effect of exchange rate changes on cash and cash equivalents (related to discontinued operations)	266,613	-	266,613

Net increase (decrease) in cash and cash equivalents	(930,670)	(39,351)	7,021,340

Cash and cash equivalents at beginning of period
Continuing operations	859,934	159,935	159,935
Discontinued operations	7,252,011	-	-
Total	8,111,945	159,935	159,935

Cash and cash equivalents at end of period
Continuing operations	1,554,870	120,584	1,554,870
Discontinued operations (included in Discontinued Operations, current assets)	5,626,405	-	5,626,405
Total	$7,181,275	$120,584	$7,181,275

SURGE GLOBAL ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 AND FOR THE PERIOD FROM JANUARY 1, 2005 (DATE OF INCEPTION OF DEVELOPMENT STAGE) THROUGH JUNE 30, 2006
(UNAUDITED)
			For the period from
			January 1, 2005 (date
			of inception of
			development stage)
	2006	2005	through June 30, 2006

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for interest	$-	$-	$-
Cash paid during the year for taxes	-	-	-

Supplemental Disclosures of Non-Cash Transactions:
Amortization of debt discount - beneficial conversion feature of convertible debenture	-	291,188	1,022,492

Amortization of discount attributable to warrants	-	198,489	629,192

Stock options granted to employees (Note H)	2,513,122	-	2,715,538
Amortization of deferred compensation costs		1,497,488	3,039,038
Loss/(Gain) on revaluation of warrant liability (Note E)	650,040	-	579,140
Common stock issued in exchange for convertible notes payable (Note G)	-	1,710,000	1,710,000

See accompanying footnotes to unaudited consolidated financial statements

SURGE GLOBAL ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(UNAUDITED)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Accordingly, the results from operations for the six-month period ended June 30, 2006, are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated December 31, 2005 financial statements and footnotes thereto included in the Company's SEC Form 10-KSB.

Restatement

The accompanying financial statements as of June 30, 2006 and for the three and six month periods ended June 30, 2006 have been restated to correct errors made in the accounting treatment and classification of discontinued operating assets and liabilities within the Company’s Condensed Consolidated Balance Sheet, Condensed Consolidated Statements of Losses , Condensed Consolidated Statements of Stockholders’ Equity and Condensed Consolidated Statements of Cash Flows. The errors all relate to the effects of foreign currency translation upon the discontinued operating assets, liabilities, other comprehensive income and the related cash flow presentation. The changes in reported amounts are summarized as in Note B.

Business and Basis of Presentation

The consolidated financial statements include the accounts of Surge Global Energy, Inc., Bible Resources Inc., and Signet Energy, Inc., (formerly Surge Global Energy (Canada), Ltd.), collectively the “Company”.

In January 2005, as a result of the Company disposing of its tobacco wholesale business in December 2004, and restructuring its management and ownership, the Company began implementing plans to establish an oil and gas development business. As a result, the Company became a development stage enterprise at that time, as defined by Statement of Financial Accounting Standards No. 7 (“SFAS 7”) and is seeking to explore the acquisition and development of oil and gas properties in the United States, Canada and Argentina. From its inception of development stage through the date of these financial statements, the Company has not generated any revenues and has incurred significant operating expenses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise. For the period from inception of development stage through June 30, 2006, the Company has accumulated losses of $13,678,583.

Signet Energy, Inc. (“Signet”) was a wholly-owned subsidiary of the Company until November 15, 2005 (Note J). On November 15, 2005, the Company distributed 5,100,000 shares of Signet common stock to founders of Signet, and 7,550,000 shares of Signet common stock to Deep Well Oil and Gas, Inc and Northern Alberta Oil, Ltd., in exchange for leases of oil and gas properties. Signet became a minority owned subsidiary. The Company retained 77.3% of voting control of Signet at June 30, 2006 pursuant to a voting trust agreement (Note J).

In July 2006, Signet increased it’s outstanding shares following the completion of a C$ 18.7 million financing. As of July 6, 2006, Signet and various other investors owned 52.60% of Signet’s common stock to reduce Surge’s outstanding voting security interest to less than 50%. Based upon this reduction in ownership, Surge has determined that it no longer has the legal power to control the operating policies and procedures of Signet and that Surge will be required to deconsolidate Signet from its consolidated financial statements during the fiscal quarter ending September 30, 2006. Surge is currently evaluating the impact of both its change in influence on Signet’s operations and the future timing and availability of financial information from this entity to determine whether this investment will be carried as a cost or equity investment going forward (Note D).

All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

Certain reclassifications have been made to conform to prior periods’ data to the current presentation. These reclassifications had no effect on reported losses.

Revenue Recognition

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, REVENUE RECOGNITION ("SAB104"), which superceded Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB101").

SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), MULTIPLE-DELIVERABLE REVENUE ARRANGEMENTS. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's consolidated financial position and results of operations was not significant.

Foreign Currency Translation

The Company translates the foreign currency financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities are translated at the rates of exchange at the balance sheet date, and related revenue and expenses are translated at average monthly exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component in stockholders' equity. Foreign currency transaction gains and losses are included in the statement of income.

Stock Based Compensation

Prior to the January 1, 2006 adoption of the Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share-Based Payment” (“SFAS 123R”), the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, because the stock option grant price equaled the market price on the date of grant, and any purchase discounts under the Company’s stock purchase plans were within statutory limits, no compensation expense was recognized by the Company for stock-based compensation. As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), stock-based compensation was included as a pro forma disclosure in the notes to the consolidated financial statements.

Effective January 1, 2006, the beginning of the Company’s first fiscal quarter of 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective transition method. Under this transition method, stock-based compensation expense was recognized in the consolidated financial statements for granted, modified, or settled stock options. Compensation expense recognized included the estimated expense for stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R, and the estimated expense for the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Results for prior periods have not been restated, as provided for under the modified-prospective method.

Total stock-based compensation expense recognized in the consolidated statement of earnings for the six month period ending June 30, 2006 was $2,513,122, net of tax effect.

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Upon adoption of SFAS 123(R), the Company is using the Black-Scholes option-pricing model as its method of valuation for share-based awards granted beginning in fiscal 2006, which was also previously used for the Company’s pro forma information required under SFAS 123. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and certain other market variables such as the risk free interest rate.

The following table shows the effect on net earnings and earnings per share had compensation cost been recognized based upon the estimated fair value on the grant date of stock options for the six months ended June 30, 2005, in accordance with SFAS 123, as amended by SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure:

	For the three months ended June 30, 2005	For the six months ended June 30, 2005
Net loss - as reported	$(1,624,464)	$(3,079,559)
Add: Total stock based employee compensation expense as reported under intrinsic value method (APB. No. 25)	-	-
Deduct: Total stock based employee compensation expense as reported under fair value based method (SFAS No. 123)	-	-
Net loss - Pro Forma	$(1,624,464)	$(3,079,559)
Net loss attributable to common stockholders - Pro forma	$(1,624,464)	$(3,079,559)
Basic (and assuming dilution) loss per share - as reported	$(0.07)	$(0.13)
Basic (and assuming dilution) loss per share - Pro forma	$(0.07)	$(0.13)

Disclosure for the period ended June 30, 2006 is not presented because the amounts are recognized in the consolidated financial statements.

Liquidity

As shown in the accompanying consolidated financial statements, the Company incurred a loss from continuing operating of $4,040,279 and $3,079,559 for the six months ended June 30, 2006 and 2005, respectively. Loss from continuing operations included $2,513,122 and $1,497,488 of non-cash compensation to employees and directors in connection with stock options granted and vested for the six months ended June 30, 2006 and 2005, respectively (Note H). The Company's continuing operations current assets, on a consolidated basis, exceeded its continuing operations current liabilities by $1,162,608 as of June 30, 2006.

NOTE B - RESTATEMENT

In connection with it’s Quarterly Report on Form 10-QSB for the period ended June 30, 2006 10-QSB, Surge Global Energy, Inc., (the “Company”) and its independent registered public accountants identified several accounting errors and incorrect classifications within the Company’s Condensed Consolidated Balance Sheet at June 30, 2006 (the “Balance Sheet”), the Condensed Consolidated Statements of Losses (the “Income Statement”), the Condensed Consolidated Statements in Shareholders’ Equity (“Shareholders’ Equity”) and the Condensed Consolidated Statements of Cash Flows (the “Cash Flow Statement”), all for the period ended June 30, 2006.. On September 15, 2006, the Audit Committee of the Board of Directors of the Company determined, and such Committee reviewed this matter with Company management and determined that the June 30, 2006 Balance Sheet, Income Statement, Shareholders’ Equity and Cash Flow Statement filed with the Securities and Exchange Commission should be restated to properly reflect transactions that were incorrectly classified as discontinued assets, liabilities within the Balance Sheet and operating, investing and effect of exchange rate cash flows by the Company. These transactions all relate to the effects of foreign currency translation upon the discontinued operation assets, liabilities as well as related presentation within operating, investing and effect of exchange rate categories within the Cash Flow Statement.

There is no change in loss from continuing operations or earnings per share related to this restatement. In addition, there was no change to the cash and cash equivalent balances in the June 30, 2006 Balance Sheet and Cash Flow Statement remain unchanged. The Balance Sheet for continuing operations also remains unchanged.

Until the time that the amended Form 10-QSB is filed, the six months ended and since inception June 30, 2006 Balance Sheet and Cash Flow Statement should not be relied upon. The Company will file its amended June 30, 2006 Form 10-QSB on September 13, 2006, which amended filing will include the consolidated financial statements that may be relied upon.

The tables set forth below present an overview of the changes to the financial statements that will be reflected in the June 30, 2006 Form 10-QSB when the amended documents are filed with the Securities and Exchange Commission.

The net effect of the correction of this error was to reduce discontinued assets by $583,278, decrease discontinued current liabilities by $50, decrease non-current liabilities by $375,034, decrease Minority Interest by $532,822, and increase Shareholders’ Equity by $324,628.

The result of the June 30, 2006 Balance Sheet restatement is to reflect foreign currency impacts to discontinued operations and related minority interest as follows:

-	Decrease discontinued current assets by $187
-	Decrease discontinued non current assets by $583,091
-	Decrease total assets by $583,278 as a result of the factors described above
-	Decrease discontinued current liabilities by $50
-	Decrease discontinued non current liabilities by $375,034
-	Decrease Minority Interest by $532,822
-	Increase Other Comprehensive Loss - Foreign Translation Adjustment by $309,868
-	Increase Deficit from inception of development stage (related to discontinued operations) by $14,760
-	Increase Shareholders’ Equity by $324,628 as a result of the factors described above
-	Decrease Total Liabilities and Shareholders’ Equity by $583,278 as a result of the factors described above

The changes in reported amounts are summarized in the following reconciliations of the Company’s restatement of the Condensed Consolidated Balance Sheet as of June 30, 2006.

	(Unaudited) June 30, 2006
	(As Restated)	(As Reported)
ASSETS

Current Assets:
Continuing operations	$1,594,111	$1,594,111
Discontinued operations	5,786,525	5,786,712
Total Current Assets	7,380,636	7,380,823

Non current Assets:
Continuing operations	6,366	6,366
Discontinued operations	12,650,468	13,233,559

Total Assets	$20,037,470	$20,620,748

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Continuing operations	$431,504	$431,503
Discontinued operations	396,443	396,494
Total Current Liabilities	827,947	827,997

Non current liabilities:
Continuing operations	2,824,240	2,824,240
Discontinued operations	8,170,027	8,545,061
Total non current liabilities	10,994,267	11,369,301

Minority Interest	5,214,381	5,747,203

Shareholders’ Equity:
Common Stock	27,170	27,170
Additional Paid in Capital	28,837,658	28,837,658
Accumulated other comprehensive (loss): Foreign currency translation adjustment	152,142	(157,726)
Accumulated Deficit	(12,337,512)	(12,337,512)
Deficit from inception of development stage	(13,678,583)	(13,693,343)
Total Shareholder Equity	3,000,875	2,676,247

Total Liabilities and Shareholder Equity	$20,037,470	$20,620,748

The result of the June 30, 2006 Condensed Consolidated Statements of Losses restatement is to reflect additional foreign currency loss related to discontinued operations to Other Comprehensive Gain (Loss) on Foreign Currency Translations for each of the following periods:

All amounts listed below equally apply to the three months ended June 30, 2006, the six months ended June 30, 2006 as well for the period January 1, 2005 (date of inception) through June 30, 2006.

-	Reduce the Loss from Discontinued Operations by $32,969
-	Reduce the Loss Applicable to Minority Interest by $18,209
-	Increase income or reduce Income (Loss) Available to Common Stockholders by $14,760 as a result of the factors described above
-	Increase the Other Comprehensive Gain on Foreign Currency Translations by $324,505
-	Increase Comprehensive Net Income (Loss) by $339,265 as a result of the factors described above

There was no change to continuing operations or earnings per share.

The changes in reported amounts are summarized in the following reconciliations of the Company’s restatement of the Condensed Consolidated Statements of Losses as of June 30, 2006.

	For the Three Months Ended June 30, 2006		For the Six Months Ended June 30, 2006		For the Period January 1, 2005 (Date of Inception) Through June 30, 2006
	(As Restated)	(As Reported)	(As Restated)	(As Reported)	(As Restated)	(As Reported)
Income (loss) before discontinued operations	$1,480,997	$1,480,997	$(4,040,279)	$(4,040,279)	$(10,342,742)	$(10,342,742)
(Loss) from discontinued operations	(1,057,609)	(1,090,578)	(2,026,122)	(2,059,091)	(7,014,937)	(7,047,906)
Loss applicable to minority interest from discontinued operations	579,952	598,161	1,119,027	1,137,236	3,679,096	3,697,305
Income/(loss) available to common stockholders	1,003,340	988,580	(4,947,374)	(4,962,134)	(13,678,583)	(13,693,343)
Other comprehensive gain (loss) on foreign currency translations	322,919	(1,586)	337,556	13,051	152,142	(172,363)
Comprehensive net income (loss)	1,326,259	986,994	(4,609,818)	(4,949,083)	(13,526,441)	(13,865,706)

Income (loss) per common share - basic	$0.04	$0.04	$(0.19)	$(0.19)	$(0.58)	$(0.58)
Income (loss) per common share - dilutive	$0.03	$0.03	$(0.19)	$(0.19)	$(0.58)	$(0.58)
Continuing operations - basic	$0.05	$0.05	$(0.15)	$(0.15)	$(0.44)	$(0.44)
Continuing operations - dilutive	$0.05	$0.05	$(0.15)	$(0.15)	$(0.44)	$(0.44)
Discontinued operations- basic and dilutive	$(0.04)	$(0.04)	$(0.08)	$(0.08)	$(0.30)	$(0.30)

Weighted average shares outstanding- basic	27,047,866	27,047,866	26,664,611	26,664,611	23,437,263	23,437,263
Weighted average shares outstanding- dilutive	31,788,777	31,788,777	26,664,611	26,664,611	23,437,263	23,437,263

The result of the June 30, 2006 Condensed Consolidated Statements of Cash Flows restatement is to reflect foreign currency impacts to related to discontinued operations for both the six months ended and since inception periods as follows:

-	Increase cash used in operating activities by $366,368 for the six months ended June 30, 2006 and by $441,525 for the period January 1, 2005 (date of inception) through June 30, 2006
-	Decrease cash used in investing activities by $514,242 for the six months ended June 30, 2006 and by $429,464 for the period January 1, 2005 (date of inception) through June 30, 2006
-	Decrease in effect of exchange rates on cash and cash equivalents by $147,874 for both the six months ended June 30, 2006 and the period January 1, 2005 (date of inception) through June 30, 2006

There was no change to increase (decrease) in cash and cash equivalents or ending cash balances.

The changes in reported amounts are summarized in the following reconciliations of the Company’s restatement of the Condensed Consolidated Statements of Cash Flows as of June 30, 2006.

	For the Six Months Ended June 30, 2006		For the Period January 1, 2005 (Date of Inception) Through June 30, 2006
	(As Restated)	(As Reported)	(As Restated)	(As Reported)
Cash Flows from operating activities:	$(1,615,686)	$(1,249,318)	$(3,374,414)	$(2,932,889)

Cash flows from investing activities:	(1,381,597)	(1,895,839)	(5,364,032)	(5,793,496)

Cash flows from financing activities:	1,800,000	1,800,000	15,493,173	15,493,173

Effect of exchange rates on cash and cash equivalents	266,613	414,487	266,613	414,487

Increase (decrease) in cash and cash equivalents	(930,670)	(930,670)	7,021,340	7,181,275

Cash and cash equivalents, beginning of period
Continuing operations	859,934	859,934	159,935	-
Discontinued operations	7,252,011	7,252,011	-	-
	8,111,945	8,111,945	159,935	-

Cash and cash equivalents, end of period
Continuing operations	1,554,870	1,554,870	1,554,870	1,554,870
Discontinued operations	5,626,405	5,626,405	5,626,405	5,626,405
	$7,181,275	$7,181,275	$7,181,275	$7,181,275

NOTE C - OIL AND GAS PROPERTIES

The Company follows the full cost accounting method to account for the costs incurred in the acquisition, exploration, exploitation, development and production of oil and gas reserves. All costs, including internal costs, directly related to acquisition, exploration, exploitation and development activities, are capitalized as oil and gas property costs. The capitalized costs of oil and gas properties, excluding unevaluated or unproven properties, are amortized using a unit-of-production method based on estimated proved recoverable oil and gas reserves. Amortization of unevaluated property costs begins when the properties become proved or their values become impaired. As of June 30, 2006, all oil and gas properties are unproven. Impairment of unevaluated prospects is assessed based on management’s intention with regard to future exploration and development of individually significant properties and the ability of the Company to obtain funds to finance such exploration and development. The Company anticipates its unevaluated property costs to remain as unevaluated for no longer than two years.

Under full cost accounting rules for each cost center, capitalized costs of evaluated oil and gas properties, including asset retirement costs, less accumulated amortization and related deferred income taxes, may not exceed an amount (the “cost ceiling”) equal to the sum of (a) the present value of future net cash flows from estimated production of proved oil and gas reserves, based on current economic and operating conditions, discounted at 10%, plus (b) the cost of properties not being amortized, plus (c) the lower of cost or estimated fair value of any unproved properties included in the costs being amortized, less (d) any income tax effects related to differences between the book and tax basis of the properties involved. If capitalized costs exceed this limit, the excess is charged to earnings.

Given the volatility of oil and gas prices, it is reasonably possible that the estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline in the future, even if only for a short period of time, it is possible that additional impairments of oil and gas properties could occur. In addition, it is reasonably possible that additional impairments could occur if costs are incurred in excess of any increases in the present value of future net cash flows from proved oil and gas reserves, or if properties are sold for proceeds less than the discounted present value of the related proved oil and gas reserves.

Deep Well Oil & Gas

On February 25, 2005, the Company formed a Canadian subsidiary initially named Surge Global Energy (Canada) Ltd., which entered into a Farmout Agreement with Deep Well Oil & Gas, Inc. (hereafter" Deep Well") and Northern Alberta Oil Ltd. (hereafter "NAOL"). The Farmout Agreement provided that the Company was initially obligated to drill two Test Wells on the Sawn Lake property located in Northern Alberta, Canada and to drill a total of ten wells to perfect all rights. At that time, the Company was also obligated to issue one third of its outstanding common stock on a fully diluted basis after the two Test Wells were producing. The subsidiary was renamed Signet Energy, Inc. (hereafter "Signet") in November 2005 in conjunction with the subsidiary's financing activity. The Company paid a total of $2,000,000 in 2005 to Deep Well and NAOL for the Sawn Lake lease rights lease rights and in addition issued 7,550,000 shares of Signet common stock in place of the one third Company shares to perfect the rights under the Farmout Agreement and to settle all claims with Deep Well and NAOL (Note J). The Signet shares issued were valued at $6,314,820 for financial statement purposes pursuant to SAB No. 51.

Drilling on the initial Test Well commenced on September 25, 2005 and completion operations continued in the first quarter of March 2006. Named the Sawn Lake #1 well, drilling and completion costs of $4,066,053 were incurred and capitalized through June 30, 2006. As of June 30, 2006, other costs the Company capitalized in connection with this property amounted to $7,569,429, including the costs attributable to 7,550,000 shares of Signet common stock issued to Deep Well (Note J). The capitalized costs will be amortized using a unit-of-production method once the wells are proven productive and future revenues can be determined.

NOTE D - DISCONTINUED OPERATIONS

At December 31, 2005 and June 30, 2006, Surge owned approximately 44.77% of Signet’s ordinary shares. At June 30, 2006, Deep Well Oil & Gas (“Deep Well”) owned 29.26% of the ordinary shares of Signet. David Perez, CEO and Chairman of Surge as well as a board member of Signet owned 3.29% of the Signet’s common stock. Surge’s direct equity interest of 44.77% combined with Deep Well’s 29.26% and Mr. Perez’s 3.29% equity interest in Signet provide Surge a 77.32% interest and the legal power to control the operating policies and procedures of Signet as of June 30, 2006, which required Surge to consolidate the operations of Signet as of such date.

In July 2006, Signet increased it’s outstanding shares following the completion of a C$ 18.7 million financing. As of July 6, 2006, Signet and various other investors owned 52.60% of Signet’s common stock to reduce Surge’s outstanding voting security interest to less than 50%. Based upon this reduction in ownership, Surge has determined that it no longer has the legal power to control the operating policies and procedures of Signet and that Surge will be required to deconsolidate Signet from its consolidated financial statements during the fiscal quarter ending September 30, 2006. Surge is currently evaluating the impact of both its change in influence on Signet’s operations and the future timing and availability of financial information from this entity to determine whether this investment will be carried as a cost or equity investment going forward.

Considering the less than 50% interest in Signet as of July 6, 2006 and to provide more meaningful financial statements, management decided to classify Signet results as a discontinued operation. As an independent company Signet continues to conduct its oil and gas exploration operations. The following summarizes the assets and liabilities of discontinued operations as of June 30, 2006:

The following summarizes the assets and liabilities of discontinued operations as of June 30, 2006:

June 30, 2006
Assets:
Cash	$5,626,405
Accounts Receivable	134,334
Prepaid expenses	25,786
Total current assets	5,786,525

Property Plant & Equip, net	63,875
Unproven Oil and Gas Properties	11,635,482
Deposits	9,913
Deferred Financing, net	941,198
Total non-current assets	12,650,468

Total Assets	$18,436,993

Liabilities:
Accounts Payable	$396,443
Total current liabilities	396,443

Convertible notes payable (Note F)	8,118,754
Asset retirement obligation	51,273
Total non-current liabilities	8,170,027

Total Liabilities	$8,566,470

The financial statements reflect the operating results and balance sheet items of the discontinued operations separately from continuing operations. Prior periods have been restated. Operating results for the discontinued operations for the periods ended June 30, 2006 and 2005 were:

	For the three months ended		For the six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Revenue	$-	-	$-	-
Expenses	1,057,609	-	2,026,122	-

Net loss	$(1,057,609)	-	$(2,026,122)	-

Depreciation and amortization expense included in expenses of discontinued operations amounted to $302,115 and $374,587 for the three month and six months periods ended June 30, 2006, respectively.

NOTE E - WARRANT LIABILITY

In November 2005, the Company completed a private placement which resulted in gross proceeds of $800,000 (Note G). In connection with this private placement the Company sold 800,000 shares of common stock at a price of $1.00 per share and issued warrants to purchase up to 1,600,000 shares of common stock. The warrants have a 3 to 5 year term and an exercise price ranging from equal to $1.00 to $1.45. Since the warrants are subject to certain registration rights, the Company recorded a warrant liability at grant date, totaling $2,245,100, in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The registration rights provide for the Company to file with the Securities and Exchange Commission a registration statement covering the resale of all of the securities issued in connection with the private placement. The registration statement was filed with the Securities and Exchange Commission on December 30, 2005 and an amended registration statement was filed on May 5, 2006. The Company was required to have received an effective registration no later than May 15, 2006 closing date. If the registration was not effective by that time, the Company would be obligated to reduce the exercise price of 1,200,000 warrants for two investors by $0.005 each day, however, the floor of the exercise price is set at $0.50.

The Company valued the warrants using the Black-Scholes option pricing model, applying a life of 3 years to 5 years, a risk free interest rate of 4.42% to 4.54%, an expected dividend yield of 0%, a volatility of 205% and a deemed fair value of common stock of $1.22 to $1.55 which was the closing price of the Company’s common stock on November 14 and November 30, 2005, respectively.

In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the Company revalued the warrants at December 31, 2005 using the Black-Scholes option pricing model. Assumptions regarding the life, the expected dividend yield and volatility were left unchanged but the Company did apply a risk free interest rate of 4.35%, a volatility of 200% and a deemed fair value of common stock of $1.45, which was the closing price of the Company’s common stock on December 31, 2005. The difference of $70,900 between the fair value of the warrants as of December 31, 2005 and the previous valuation as of November 2005 has been recorded as a gain on revaluation of warrant liability, and included in the consolidated financial statements for the year ended December 31, 2005.

At June 30, 2006, the Company revalued the warrants using the Black-Scholes option pricing model. Assumptions regarding the life, the expected dividend yield was left unchanged but the Company did apply a risk free interest rate of 5.13%, a volatility of 143% and a deemed fair value of common stock of $2.11, which was the weighted average closing price based on trading volume of the Company’s common stock during the month of June 30, 2006. The increase of $650,040 in the fair value of the warrants at June 30, 2006 from the previous valuation at December 31, 2005 has been recorded as a loss on revaluation of warrant liability for the six months ended June 30, 2006.

NOTE F - CONVERTIBLE PROMISSORY NOTES PAYABLE

In November and December 2005, the Company’s subsidiary, Signet Energy, Inc., issued convertible promissory notes in exchange for aggregate gross proceeds of Canadian dollar C$12,250,000. During the quarter ended June 30, 2006, C$200,000 of promissory notes were converted to stock reducing total notes payable to C$12,050,000. At June 30, 2006, convertible notes payable are as follows:

	June 30, 2006
	US$	C$
Note payable (“November Promissory Notes”) in the amount of Canadian dollar C$8,350,000, secured by all of Signet’s present and after-acquired property, interest rate at 7% per annum, payable in cash quarterly; convertible at the option of the noteholder into either common stock of Signet at C$1.00, or exchangeable to the Company’s (Surge U.S.) common stock at $1.00 per share, with a fixed exchange rate of C$1.25 equal to $1.00; maturity date is November 15, 2007.	$7,095,465	$8,350,000
Debt Discount - beneficial conversion feature, net of accumulated amortization of $672,604 at June 30, 2006	(1,482,853)	(1,774,418)
	5,612,610	6,575,582
Note payable (“December Promissory Notes”) in the amount of Canadian dollar C$3,700,000, secured by all of Signet’s present and after-acquired property, interest rate at 7% per annum, payable in cash quarterly; convertible at the option of the noteholder to common stock of Signet at C$1.00; maturity date is November 15, 2007.	$3,147,849	$3,700,000
Debt Discount - beneficial conversion feature, net of accumulated amortization of $291,068 at June 30, 2006	(641,705)	(767,877)
	2,506,144	2,932,123

Total	$8,118,754	$9,507,705
Less: Current Portion	-	-
Convertible Note Payable - long -term (*)	$8,118,754	$9,507,705

(*) As of June 30, 2006, the above convertible promissory note payable is included in non-current liabilities of discontinued operations (Note D).

November Promissory Notes

On November 15, 2005, Signet Energy, Inc. (“Signet”), our subsidiary previously known as Surge Global (Canada), Inc., completed a private placement offering of secured convertible debentures which resulted in gross proceeds to Signet equal to C$8,550,000. Signet issued 7% secured debentures pursuant to subscription agreements which restricts the ability of Signet to incur certain additional indebtedness without the consent of the holders of the convertible debentures. The convertible debentures were created and issued pursuant to, and the conversion thereof are governed by, the terms and conditions of a trust indenture between Signet and Valiant Trust Company, as trustee. The convertible debentures bear interest from the date of issuance at 7% per annum which is payable in cash on a quarterly basis and the principal amount of the convertible debentures is due and payable on November 15, 2007, unless earlier converted or exchanged at the option of the holder into shares of (i) Signet common stock at C$1.00 per share, subject to certain anti-dilution protections or (ii) the Company’s common stock at $1.00 per share, subject to certain anti-dilution protections, based on a fixed exchange rate of C$1.25 equal to $1.00. The convertible debentures are secured pursuant to the terms of the trust indenture. In the event there is a change of control of Signet (except for a going public transaction) at any time while the convertible debentures are outstanding, Signet is required to immediately offer to purchase any outstanding convertible debentures at a change of control premium equal to 115% or 120% of the principal amount, depending upon the date of the change of control, plus accrued but unpaid interest. In connection with the offering, the Company granted piggy-back registration rights to each of the investors.

The Company accounted for the convertible in accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ("EITF 98-5"), and recognized an imbedded beneficial conversion feature present in the convertible note. The Company recognized and measured an aggregate of C$2,565,000, or $2,182,225, of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid in capital and a discount against the convertible note. The debt discount attributed to the beneficial conversion feature is amortized over the maturity period (two years) as interest expense. During the six months ended June 30, 2006, the Company amortized the debt discount attributed to the beneficial conversion feature and recorded non-cash interest expense of $557,562.

Upon the closing of the transaction, Signet paid to its placement agent a fee in cash equal to 8% of the gross proceeds received by Signet from the sale of the convertible debentures which totaled C$684,000. Pursuant to the agency agreement, upon the closing of the transaction, Signet also issued a warrant to the placement agent to purchase Signet common shares equal to 8% of the principal amount of the convertible debentures which totaled 684,000 shares. The exercise price of the Signet common shares underlying the warrant is C$1.00 per share and the warrant is exercisable upon the earlier of (i) twelve months following a going public transaction (as defined in the trust indenture) or (ii) November 17, 2008. The exercise price of the Signet warrants issued was below the fair value of Signet common stock at grant date. The Company accounted for the intrinsic value of the warrants, C$205,200, as compensation to its placement agent. Total considerations paid to the placement agent amounted C$889,200, or $756,505 were accounted for as deferred financing costs and amortized over the term of the notes.

December Promissory Notes

On December 20, 2005, Signet issued secured convertible debenture in the amount of C$3,700,000. The subscription agreements restrict the ability of Signet to incur certain additional indebtedness without the consent of the holders of the convertible debentures. The convertible debentures were created and issued pursuant to, and the conversion thereof are governed by, the terms and conditions of a trust indenture between Signet and Valiant Trust Company, as trustee. The convertible debentures bear interest from the date of issuance at 7% per annum which is payable in cash on a quarterly basis and the principal amount of the convertible debentures is due and payable on November 15, 2007, unless earlier converted at the option of the holder into shares of Signet common stock at C$1.00 per share, subject to certain anti-dilution protections. The convertible debentures are secured pursuant to the terms of the trust indenture and will rank equally in terms of priority with the C$8,550,000 principal amount of secured convertible debentures previously issued by Signet on November 15, 2005 and will rank subordinate to any senior bank debt up to a maximum amount of $10,000,000 incurred by Signet from time to time. In the event there is a change of control of Signet (except for a going public transaction) at any time while the convertible debentures are outstanding, Signet is required to immediately offer to purchase any outstanding convertible debentures at a change of control premium equal to 115% or 125% of the principal amount, depending upon the date of the change of control, plus accrued but unpaid interest.

The Company accounted for the convertible in accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ("EITF 98-5"), and recognized an imbedded beneficial conversion feature present in the convertible note. The Company recognized and measured an aggregate of C$1,110,000, or $944,355, of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid in capital and a discount against the convertible note. The debt discount attributed to the beneficial conversion feature is amortized over the maturity period (two years) as interest expense. During the six months ended June 30, 2006, the Company amortized the debt discount attributed to the beneficial conversion feature and recorded non-cash interest expense of $241,284.

Upon the closing of the transaction, Signet paid to its placement agent a fee in cash equal to 8% of the gross proceeds received by Signet from the sale of the convertible debentures which totaled C$296,000. Pursuant to the agency agreement, upon the closing of the transaction, Signet issued a warrant to the placement agent to purchase Signet common shares equal to 8% of the principal amount of the convertible debentures which totaled 296,000 shares. The exercise price of the Signet common shares underlying the warrant is C$1.00 per share and the warrant is exercisable upon the earlier of twelve months following a going public transaction (as defined in the indenture) and November 17, 2008. The exercise price of the Signet warrants issued was below the fair value of Signet common stock at grant date. The Company accounted for the intrinsic value of the warrants, C$88,800, as compensation to its placement agent. Total considerations paid to the placement agent amounted C$384,800, or $327,376, were accounted for as deferred financing costs and amortized over the term of the notes.

NOTE G - CAPITAL STOCK

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, par value $0.001 per share, in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidating preferences, and the number of shares constituting any series or the designation of such series.

Series A Preferred Stock

The holders of the Series A stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The Series A stock is not subject to redemption and has no conversion rights or rights to participate in dividend payments. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, each share of Series A stock has a liquidation preference of $.001 per share.

Series B Preferred Stock

The Series B stock has the same voting privileges as the Common Stock. Each share of Series B stock is convertible into one share of the Company's Common stock at the option of either the holder or the Company upon the Company's net pre-tax profit reaching $500,000 in any given calendar year. The holder of each share of Series B Preferred Stock will be entitled to receive, when, as, and if declared by the Board of Directors of the Company, out of funds legally available therefore, cumulative quarterly cash dividends at the rate of $.025 per share, quarterly on March 31, June 30, September 30, and December 31 commencing with March 31, 1998 before any dividend shall be declared, set apart for, or paid upon the Common Stock for such year, and the remainder of the surplus or net earnings applicable to the payment of dividends shall be distributed as dividends among the holders of Common Stock as and when the Board of Directors determines. The Series B stock is not subject to redemption. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, each share of Series B stock has a liquidation preference of $.001 plus dividends in arrears, which is subordinated to the liquidation preference of the Series A stock.

The Company has no preferred stock issued and outstanding at June 30, 2006 and December 31, 2005.

Common Stock

The Company has authorized to issue 75,000,000 shares of common stock with a par value at $0.001 per share. As of June 30, 2006, the Company has 27,187,097 shares of common stock issued and outstanding.

The Company is not currently subject to any contractual arrangements, which restrict its ability to pay cash dividends. The Company's Certificate of Incorporation prohibits the payment of cash dividends on the Company's Common Stock in excess of $.05 per share per year so long as any Serial Preferred Stock remains outstanding unless all accrued and unpaid dividends on Serial Preferred Stock has been set apart and there are no arrearages with respect to the redemption of any Serial Preferred Stock.

In February 2005, the Company issued 100,000 shares of common stock to one of the Company’s former Directors in connection with stock options exercised at $0.25 per share for net proceeds of $25,000.

In August 2005, the Company issued an aggregate of 200,000 shares of common stock to third party investors and 100,000 shares of common stock to two Directors of the Company in exchange for net proceeds of $300,000. In connection with this private placement, the Company issued to the investors an aggregate of 150,000 warrants with Piggy-back registration rights.

In August and October 2005, the Company issued an aggregate of 1,710,000 shares of common stock in exchange for $1,710,000 of convertible notes.

In November 2005, the Company issued an aggregate of 800,000 shares of common stock to third party investors in exchange for net proceeds of $800,000. In connection with this private placement, the Company issued to the investors an aggregate of 1,600,000 warrants that are subject to registration rights and penalties if the registration is not effective by May 15, 2006. The Company has accounted for the warrants issued in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (Note E).

In March 2006, the Company received $1,800,000 of net proceeds from third party investors for 1,200,000 shares of common stock subscribed. In connection with this private placement, the Company issued to the investors an aggregate of 1,200,000 warrants that are subject to registration rights and penalties if the registration is not effective by May 15, 2006. The common shares subscribed were issued in April 2006.

In June 2006, the Company issued 160,000 shares in exchange for C$200,000 in convertible debt related to the Signet subsidiary and charged the Signet investment for US$ 178,618.

In June 2006, 450,000 shares were returned for services not completed related to the acquisition of Phillips & King International Inc. during August 2000.

NOTE H - WARRANTS AND STOCK OPTIONS

Class A Warrants

The Company granted an aggregate of 855,000 warrants in March 2005 in connection with issuance of convertible notes payable. Additionally, the Company issued an aggregate of 150,000 warrants in connection with the equity financing in August 2005 and 1,600,000 warrants related to the November financing. The Company granted an aggregate of 1,200,000 warrants in connection with an equity financing in March 2006. The following table summarizes the changes, warrants outstanding and the related prices for the shares of the Company’s common stock.

	Warrants Outstanding			Warrants Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.93	1,000,000	2.38	$0.93	1,000,000	$0.93
1.45	600,000	3.06	1.45	600,000	1.45
1.60	1,005,000	3.48	1.60	1,005,000	1.60
2.00	1,200,000	4.72	2.00	1,200,000	2.00
	3,805,000	3.52	$1.53	3,805,000	$1.53

Transactions involving the Company's warrant issuance are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at January 1, 2004	700,000	$1.79
Granted	-	-
Exercised	-	-
Canceled or expired	(700,000)	1.79
Outstanding at December 31, 2004	-	$-
Granted	2,605,000	1.34
Exercised	-	-
Canceled or expired	-	-
Outstanding at December 31, 2005	2,605,000	$1.34
Granted	1,200,000	2.00
Exercised	-	-
Canceled or expired	-	-
Outstanding at June 30, 2006	3,805,000	$1.53

In connection with the placement of the convertible notes in March 2005, the Company issued detachable warrants granting the holders the right to acquire 855,000 shares of the Company’s common stock at $4.00 per share. In August 2005, the exercise price of the warrants was reduced to $1.60 per share. The Company recognized the value attributable to the warrants in accordance with Emerging Issues Task Force Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF - 0027”) using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 4.00%, a dividend yield of 0%, and volatility of 174%.

In connection with a private placement in August 2005, the Company issued to the investors an aggregate of 150,000 warrants with Piggy-back registration rights. The exercise price of these warrants was above the fair value of the Company’s common stock at grant date, and accordingly no intrinsic value was measured.

In connection with a private placement in October and November 2005, the Company issued to the investors an aggregate of 1,600,000 warrants. These warrants are subject to registration rights and the Company accounted for the warrants issued in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (Note E).

In connection with a private placement in March 2006, the Company issued to the investors an aggregate of 1,200,000 warrants.

Stock Options

The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to shareholders at June 30, 2006.

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighed Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.25	1,100,000	0.75	$0.25	1,100,000	$0.25
0.65	4,594,444	7.98	0.65	3,894,444	0.65
1.00	387,530	9.22	1.00	387,530	1.00
1.11	400,000	10.00	1.11	11,111	1.11
1.35	19,279	8.43	1.35	19,279	1.35
1.50	178,727	9.71	1.50	178,727	1.50
1.55	1,200,000	9.72	1.55	144,444	1.55
3.50	80,000	2.44	3.50	80,000	3.50
	7,959,980	7.38	$0.82	5,815,535	$0.69

Transactions involving the Company's options issuance are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at January 1, 2004	1,940,000	$0.41
Granted	5,526,406	0.65
Exercised	-	-
Canceled or expired	(600,000)	0.30
Outstanding at December 31, 2004	6,866,406	$0.61
Granted	387,530	1.00
Exercised	(100,000)	0.25
Canceled or expired	(337,778)	0.61
Outstanding at December 31, 2005	6,816,158	$0.64
Granted	1,771,600	1.45
Exercised	-	-
Canceled or expired	(627,778)	0.65
Outstanding at June 30, 2006	7,959,980	$0.82

During the year ended December 31, 2004, the Company granted an aggregate of 5,500,000 stock options to employees. Employee terminations resulted in the cancellation of 277,778 options during the year ended December 31, 2005, and 627,778 options in the six months ended June 30, 2006 leaving a net 4,594,444 options. The exercise prices of the stock options granted were below the fair value of the Company’s common stock at the grant date. The Company has accounted for the intrinsic value of the stock options as deferred compensation costs in the amount of $9,189,705 and as a reduction of stockholders’ equity in the year ended December 31, 2004. The deferred compensation costs are amortized over the vesting period of the options. During the three months and six months ended June 30, 2005, total stock based compensation expense charged to operation in connection with the intrinsic value of stock options totaled $784,744 and $1,497,488, respectively.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the modified-prospective transition method. Unamortized deferred compensation of $3,981,947 resulted from the intrinsic value of the stock options at grant date was reversed and the employee stock options granted prior to, but not vested as of January 1, 2006, were valued based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. During the three months and six months ended June 30, 2006, total stock-based compensation expense charged to operations in connection with new grant and vested employee stock options was $1,071,755 and $2,513,122, respectively.

The estimated value of the employee stock options granted during the six month period ended June 30, 2006 was determined using the Black-Scholes option pricing model and the following assumptions: expected option life of 5 to 10 years, a risk free interest rate of 4.49% to 5.13%, a dividend yield of 0% and volatility of 142.9% to 190.3%.

On July 18, 2006, our former CFO, E. Jamie Schloss exercised his option to acquire 400,000 shares at an exercise price of $0.25 per share.

NOTE I- RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into an “Assignment of Oil and Gas Leases” (“Assignment”) with Castle Rock Resources, Inc. (“Assignor”), an entity controlled by a former Director and Chief Financial Officer. Pursuant to the Assignment, the Assignor sold, conveyed and delivered to us all right, title, and interest in a 50% working interest ownership, and 37.5% net revenue interest in the oil and gas leases, in exchange for cash consideration paid by us in the amount of $25,000. The rights that the Company had pursuant to these leases expired in the third quarter of 2005. During the six months ended June 30, 2006, no drilling on a new well had commenced by the Company and no revenues or expenses have been generated from the lease. The Company has wrote off its capitalized costs in the Mirasol Oil and Gas Leases during the year ended December 31, 2005. In November, 2004, Mr. Schloss gave the Company a free option until July, 2006 to acquire two producing oil & gas properties owned or controlled by him for a price equal to 36 months net production for the past twelve months prior to exercising the option. The Company’s board of directors elected not to exercise this option.

Our previously disclosed expression of intent to enter an agreement with Dynamo Energy Corporation (“Dynamo”) to obtain a right of first refusal on Dynamo's prospects was never formalized by a signed agreement. On September 16, 2005, our Board determined that the proposed agreement with Dynamo had not been authorized by the Board and made an offer of settlement to Mr. Vandergrift, which was not accepted. Mr. Vandergrift has since resigned as a member of our Board of Directors. Dynamo has advised the Company that it believes that the expression of intent is valid and may pursue legal remedies.  As of June 30, 2006, no claim or litigation has been filed by Dynamo. Corporate counsel reviewed the claim and documents and believe the claim has no merit.

In April 2006, the Company established Cold Flow Energy ULC (“Cold Flow”) as a new wholly owned subsidiary based in Alberta, Canada to exploit oil and gas opportunities. Cold Flow currently has no assets, liabilities contractual obligations or operating history through the six months ended June 30, 2006.

NOTE J - MINORITY INTEREST

Signet Energy, Inc., (“Signet”) was a wholly-owned subsidiary of the Company until November 15, 2005. The Company owns 11,350,000 shares of Signet’s common stock, originally valued at $718,931, which represents the investment by the Company. On November 15, 2005, Signet issued 5,100,000 shares of its common stock, valued at $4,625,640, to its founders in exchange for compensation, and 7,550,000 shares of common stock, valued at $6,314,820, to Deep Well in exchange for leases in oil and gas property. At the same time, the Company entered into a voting trust agreement with Northern Alberta Oil Ltd and Deep Well Oil & Gas (Alberta), Ltd. (“Deep Well”) to establish certain rights and obligations relating to the election of directors of Signet and the management and control of certain business affairs of Signet. Pursuant to the agreement, Deep Well granted the Company the right to exercise the voting rights attached to the 7,550,000 common shares of Signet, including without limitation, the right to vote and sign any resolution with respect to any matter that properly comes before the shareholders of Signet. Such rights will terminate on February 25, 2007, unless earlier terminated by unanimous consent of the parties. These transactions resulted in a minority interest of approximately 53%. At December 31, 2005, the Company owns 44.34% of Signet outstanding common shares, while retained 74% of voting control. The minority interest increased to 56%. During the six months ended June 30, 2006, Signet issued 200,000 shares in exchange for convertible notes to increase the Company's ownership percentage to 44.77% for the six months ended June 30, 2006.

NOTE K - SUBSEQUENT EVENTS

On July 7, 2006 Signet completed a second round of equity financing for gross proceeds of $18.7 Cdn. million. The private placement was co-lead by RBC Capital Markets ("RBC") and MGI Securities Inc. The use of proceeds includes the continuation of the drilling program, resource delineation, and production testing, at the Sawn Lake Oil Sands Development in Alberta, Canada, as well as land acquisition and for general corporate purposes. As a result of Signet’s sale of stock, Surge will no longer control over 50 percent of the voting stock of Signet. Surge’s new voting control is now 47.4 percent until February 2007 (fully diluted voting control of 36.2 percent assumes exercise of all outstanding warrants, conversion of all convertible debt and options are issued and exercised). Surge currently owns a 27.4 percent equity interest in Signet (fully diluted equity interest is 21.0 percent). Due to the less than 50% control of Signet, the Company presents Signet results as a discontinued operation effective June 30, 2006.

On August 18, 2006 we formed the following standing committees of the Board: Audit, Compensation and Nominating and Governance. Our Board has adopted written charters for each of the standing committees, all of which are available on our corporate web site at www.surgeglobalenergy.com. Following the Annual Meeting our Board met and elected directors to each of the committees in accordance with each committee’s charter. Currently, the committees are comprised as follows:

Audit Committee. The current members of the Audit Committee are Stephen Sharpe, Daniel Schreiber, and Kenneth Druck. Mr. Sharpe and Mr. Druck are "independent" as defined in Rule 10A-3(b)(1), Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the applicable Nasdaq definitions. Mr. Sharpe is the Chairman of the Audit Committee and is our "audit committee financial expert," as defined in Item 401(h) of Regulation S-K of the Exchange Act. The functions of the Audit Committee include reviewing and supervising the financial controls of the Company, appointing the Company’s independent registered public accounting firm, reviewing the books and accounts of the Company, meeting with the officers of the Company regarding the Company’s financial controls, acting upon recommendations of the auditors and taking such further actions as the Audit Committee deems necessary to complete an audit of the books and accounts of the Company. In 2005, we did not have a separate Audit Committee and therefore, our full Board of Directors functioned as the Audit Committee As disclosed above, the full board held thirteen (13) meetings during 2005. Our Board of Directors has adopted a written Audit Committee Charter.

Compensation Committee. The current members of the Compensation Committee are Kenneth Druck, Chet Idziszek and Daniel Schreiber. Mr. Druck is "independent" as defined in Rule 4200(a)(15) of the Nasdaq listing standards. The Compensation Committee’s functions include reviewing with management cash and other compensation policies for employees, making recommendations to the Board of Directors regarding compensation matters and determining compensation for the Chief Executive Officer. In addition, the Compensation Committee administers the Company’s stock plans and, within the terms of the respective stock plan, determines the terms and conditions of issuances thereunder. The Compensation Committee was created by the Board of Directors in 2006, and therefore there were no meetings of the Compensation Committee held during 2005. Our Board of Directors has adopted a written Compensation Committee Charter.

Nominating and Governance Committee. The current members of the Nominating and Governance Committee are Kenneth Druck, Chet Idziszek and Daniel Schreiber. Mr. Druck is "independent" as defined in as defined in Rule 4200(a)(15) of the Nasdaq listing standards. The Nominating and Governance Committee’s functions include assisting the Board of Directors in identifying qualified individuals to become members of the Board of Directors, determining the composition and compensation of the Board of Directors and its committees, recommending to the Board of Directors the director nominees for the annual meeting of stockholders, establishing and monitoring a process of assessing the Board of Director’s effectiveness, and developing and recommending to the Board of Directors and implementing a set of corporate governance principals and procedures applicable to the Company. The Nominating and Governance Committee was created by the Board of Directors in 2006, and therefore there were no meetings of the Nominating and  Governance Committee held during 2005. Our Board of Directors has adopted a written Nominating and Governance Committee Charter.